Exhibit 99.1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario

CERTIFICATE / CERTIFICAT
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 0 1 JANVIER, 2016

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

(17)

Ontario Corporation Number
Numéro de la société en Ontario

1947133

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT) :

CONCORDIA HEALTHCARE CORP.

2. The address of the registered office is:
Adresse du siège social :

277 Lakeshore Road East, Suite 302, Oakville
Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Regional Municipality of Halton — ONTARIO — L6J 1H9
Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste — Postal Code/Code postal

3. Number of directors is: / Nombre d'administrateurs :
Fixed number / Nombre fixe:
OR minimum and maximum / OU minimum et maximum: 3 — 11

4. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname / Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code / Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' / Résident canadien Oui/Non
Jordan Kupinsky	395 Brooke Avenue Toronto, Ontario, Canada M5M 2L5	Yes
Doug Deeth	150 York Street, Suite 400 Toronto, Ontario, Canada M5H 3S5	Yes
Mark Thompson	277 Lakeshore Road East, Suite 302 Oakville, Ontario, Canada L6J 1H9	Yes
Rochelle Fuhrmann	59 Orchard Lane Berkeley Heights, New Jersey, USA 07922	No
Edward Borkowski	21 Anthony Drive Madison, New Jersey, USA 07940	No

07121 (201105)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 6

5. Method of amalgamation, check A or B
Méthode choisie pour la fusion – Cocher A ou B :

A - **Amalgamation Agreement / Convention de fusion :**

☐ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the *Business Corporations Act* on the date set out below.

Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

or
ou

B - **Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales :**

✔ The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the *Business Corporations Act* on the date set out below.

Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

CONCORDIA HEALTHCARE CORP.

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation Year / année – Month / mois – Day / jour
Concordia Healthcare Corp.	2231229	2015/12/18
Concordia Healthcare Inc.	1908994	2015/12/18

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6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.
There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.
7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée à émettre :
The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.
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8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, priviléges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut être émise en série :
Not applicable.
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9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L’émission le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les suivantes :
None.
10. Other provisions, (if any):
Autres dispositions, s’il y a lieu :
None.
11. The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent I’annexe A.
12 A copy of the amalgamation agreement or directors’ resolutions (as the case may be) is/are attached as Schedule “B”. Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) I’annexe B.
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These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.
Name and original signature of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). Only a director or authorized signing officer can sign on behalf of the corporation. / Nom et signature originale d’un administrateur ou d’un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire). Seul un administrateur ou un dirigeant habilité peut signer au nom de la société
Concordia Healthcare Corp.
Names of Corporations / Dénomination sociale des sociétés
By / Par
Adrian de Saldanha Chief Financial Officer
Signature / Signature Print name of signatory / Nom du signataire en lettres moulées Description of Office / Fonction
Concordia Healthcare Inc.
Names of Corporations / Dénomination sociale des sociétés
By / Par
Adrian de Saldanha Chief Financial Officer
Signature / Signature Print name of signatory / Nom du signataire en lettres moulées Description of Office / Fonction
Names of Corporations / Dénomination sociale des sociétés
By / Par
Signature / Signature Print name of signatory / Nom du signataire en lettres moulées Description of Office / Fonction
Names of Corporations / Dénomination sociale des sociétés
By / Par
Signature / Signature Print name of signatory / Nom du signataire en lettres moulées Description of Office / Fonction
Names of Corporations / Dénomination sociale des sociétés
By / Par
Signature / Signature Print name of signatory / Nom du signataire en lettres moulées Description of Office / Fonction
07121 (201105) Page 6 of/de 6

Part 1 of Schedule “A” to the Articles of Amalgamation

of Concordia Healthcare Corp.

STATEMENT OF AN OFFICER OF

CONCORDIA HEALTHCARE CORP.

PURSUANT TO SUBSECTION 178(2)

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

I, Adrian de Saldanha, of the City of Mississauga, in the Province of Ontario, state that:

1.	this Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”);

2.	I am the Chief Financial Officer of Concordia Healthcare Corp. and as such have knowledge of its affairs;

3.

I have conducted such examinations of the books and records of each of Concordia Healthcare Corp. and Concordia Healthcare Inc. (together, the “Amalgamating Corporations”), and have made such enquiries and investigations as are necessary to enable me to make this Statement;

4.	There are reasonable grounds for believing that:

(a)	each of the Amalgamating Corporations is, and the corporation to be formed by their amalgamation will be, able to pay its liabilities as they become due;

(b)	the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)	no creditor of either of the Amalgamating Corporations will be prejudiced by the amalgamation.

This Statement is made this 18th day of December, 2015.

Adrian de Saldanha

Part 2 of Schedule “A” to the Articles of Amalgamation

of Concordia Healthcare Corp.

STATEMENT OF AN OFFICER OF

CONCORDIA HEALTHCARE INC.

PURSUANT TO SUBSECTION 178(2)

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

I, Adrian de Saldanha, of the City of Mississauga, in the Province of Ontario, state that:

1.	this Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”);

2.	I am the Chief Financial Officer of Concordia Healthcare Inc. and as such have knowledge of its affairs;

3.

I have conducted such examinations of the books and records of each of Concordia Healthcare Corp. and Concordia Healthcare Inc. (together, the “Amalgamating Corporations”), and have made such enquiries and investigations as are necessary to enable me to make this Statement;

4.	There are reasonable grounds for believing that:

(a)	each of the Amalgamating Corporations is, and the corporation to be formed by their amalgamation will be, able to pay its liabilities as they become due;

(b)	the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)	no creditor of either of the Amalgamating Corporations will be prejudiced by the amalgamation.

This Statement is made this 18th day of December, 2015.

Adrian de Saldanha

Part 1 of Schedule “B” to the Articles of
Amalgamation of Concordia Healthcare Corp.

RESOLUTION OF THE BOARD OF DIRECTORS

OF

CONCORDIA HEALTHCARE CORP.

(the “Corporation”)

AMALGAMATION WITH CONCORDIA HEALTHCARE INC.

WHEREAS the Corporation is the holding corporation of and has decided to amalgamate with its wholly-owned subsidiary, Concordia Healthcare Inc., pursuant to subsection 177(1) of the Business Corporations Act (Ontario) (the “Act”);

THEREFORE IT IS RESOLVED that:

1.	the amalgamation of the Corporation with Concordia Healthcare Inc. pursuant to subsection 177(1) of the Act is approved;

2.

effective upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Act, all issued and outstanding shares of Concordia Healthcare Inc. shall be cancelled without any repayment of capital in respect thereof; all of the property of Concordia Healthcare Inc. (other than receivables between the Corporation and Concordia Healthcare Inc.) is to become property of the amalgamated corporation upon the amalgamation; all of the liabilities of Concordia Healthcare Inc. (other than liabilities between the Corporation and Concordia Healthcare Inc.) are to become liabilities of the amalgamated corporation upon the amalgamation; all of the property of the Corporation (other than receivables between the Corporation and Concordia Healthcare Inc.) is to become property of the amalgamated corporation upon the amalgamation; and all of the liabilities of the Corporation (other than liabilities between the Corporation and Concordia Healthcare Inc.) are to become liabilities of the amalgamated corporation upon the amalgamation;

3.	the articles of amalgamation of the amalgamated corporation shall be the same as the articles of the Corporation;

4.	the by-laws of the amalgamated corporation shall be the same as the by-laws of the Corporation;

5.	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

6.

any director or officer of the Corporation is authorized to do whatever is, in such person’s opinion, necessary or desirable to give effect to the amalgamation referred to in this resolution, including the execution and delivery of any other documents or agreements, whether under the seal of the Corporation or otherwise.

This resolution may be executed in as many counterparts as are necessary and all counterparts together shall constitute the resolution and facsimile, scanned and electronic signatures shall and do hereby constitute valid approval of this resolution.

(Signature page follows)

The undersigned, being all of the directors of the Corporation, sign the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, sign the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, sign the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, sign the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, sign the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

Part 2 of Schedule “B” to the Articles of Amalgamation of Concordia Healthcare Corp.

RESOLUTION OF THE BOARD OF DIRECTORS

OF

CONCORDIA HEALTHCARE INC.

(the “Corporation”)

AMALGAMATION WITH CONCORDIA HEALTHCARE CORP.

WHEREAS the Corporation is a wholly-owned subsidiary of and has decided to amalgamate with Concordia Healthcare Corp. pursuant to subsection 177(1) of the Business Corporations Act (Ontario) (the “Act”);

THEREFORE IT IS RESOLVED that:

1.	the amalgamation of the Corporation with Concordia Healthcare Corp. pursuant to subsection 177(1) of the Act is approved;

2.

effective upon the endorsement of a Certificate of Amalgamation pursuant to subsection 178(4) of the Act, all issued and outstanding shares of the Corporation shall be cancelled without any repayment of capital in respect thereof; all of the property of Corporation (other than receivables between Concordia Healthcare Corp. and the Corporation) is to become property of the amalgamated corporation upon the amalgamation; and all of the liabilities of the Corporation (other than liabilities between Concordia Healthcare Corp. and the Corporation) are to become liabilities of the amalgamated corporation upon the amalgamation;

3.	the articles of amalgamation of the amalgamated corporation shall be the same as the articles of Concordia Healthcare Corp.;

4.	the by-laws of the amalgamated corporation shall be the same as the by-laws of Concordia Healthcare Corp.;

5.	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

6.

any director or officer of the Corporation is authorized to do whatever is, in such person’s opinion, necessary or desirable to give effect to the amalgamation referred to in this resolution, including the execution and delivery of any other documents or agreements, whether under the seal of the Corporation or otherwise.

This resolution may be executed in as many counterparts as are necessary and all counterparts together shall constitute the resolution and facsimile, scanned and electronic signatures shall and do hereby constitute valid approval of this resolution.

(Signature page follows)

The undersigned, being all of the directors of the Corporation, signs the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, signs the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, signs the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, signs the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann

The undersigned, being all of the directors of the Corporation, signs the foregoing resolution in accordance with the provisions of the Business Corporations Act (Ontario).

DATED the 18th day of December, 2015.

Mark Thompson	Ed Borkowski

Jordan Kupinsky	Douglas Deeth

Rochelle Fuhrmann